6-30-02

02048585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of June 2002

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On June 7, 2002, Bookham Technology plc (the "Company") filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from December 8, 2001 to June 7, 2002 with respect to Measurement Microsystems A-Z Inc. A copy of this return is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 12, 2002, the Company filed with the London Stock Exchange pursuant to its Listing Rules a notification with respect to a change in interests in shares of the Company held by the Company's directors as a result of option grants by the Company on June 12, 2002. A copy of this notification is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On June 12, 2002, the Company issued a press release announcing that all of the resolutions were passed at the Company's Annual General Meeting held earlier that day. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Exhibits

99.1 Schedule 5, Block Listing Six Monthly Return for the period from December 8, 2001 to June 7, 2002, as filed with the UK Listing Authority.

99.2 Notification of Change in Interests of Directors filed with the London Stock Exchange on June 12, 2002.

99.3 Press Release issued on June 12, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: ______________________
Name: Steve Abely
Title: Chief Financial Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Schedule 5, Block Listing Six Monthly Return for the period from December 8, 2001 to June 7, 2002, as filed with the UK Listing Authority.	2
99.2	Notification of Change in Interests of Directors filed with the London Stock Exchange on June 12, 2002.	3
99.3	Press Release issued on June 12, 2002.	4

Exhibit 99.1

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS NO 193438

Please ensure the entries on this return are typed

1.	Name of company	Bookham Technology plc
2.	Name of Scheme	Measurement Microsystems A-Z Inc
3.	Period of return:	From 08/12/01 to 07/06/02
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	2,052,585 Ordinary shares of 1/3p
5.	Number of shares issued/allotted under scheme during period	1,353,507
6.	Balance under scheme not yet Issued/allotted at end of period	699,078
7.	Number and class of share(s) (amount of Stock/debt securities) originally listed and The date of admission;	2,108,957 Ordinary shares of 1/3p 7th June 2001

Please confirm the total number of shares in issue at the end of the period in order for us to update our records

143,474,326

Contact for queries: Address: Bookham Technology plc

Name: Shiona Cranstoun

Telephone: (01235) 837853

Person Making Return

Name: Philip Davis
Position: Company Secretary

Signature:

BOOKHAM technology

AVS No: 633298

Bookham Technology plc (the "Company")

Notification of Change in Interests of Directors

Abingdon, Oxfordshire: On 12 June 2002 the following directors of the Company were granted options over the Company's ordinary shares of 1/3p each ("Options"), as follows:

David Simpson was granted 12,000 Options exercisable from 12 June 2002 until 12 June 2012 at an exercise price of £0.79. No amount was paid for the grant. The total number of Options Dr Simpson holds following this notification is 486,088.

Lori Holland was granted 12,000 Options exercisable from 12 June 2002 until 12 June 2012 at an exercise price of US$1.12. No amount was paid for the grant. The total number of Options Ms Holland holds following this notification is 408,826.

Robert Rickman was granted 12,000 Options exercisable from 12 June 2002 until 12 June 2012 at an exercise price of £0.79. No amount was paid for the grant. The total number of Options Mr Rickman holds following this notification is 152,488.

Arthur Porter was granted 12,000 Options exercisable from 12 June 2002 until 12 June 2012 at an exercise price of US$1.12. No amount was paid for the grant. The total number of Options Dr Porter holds following this notification is 319,613.

Jack Kilby was granted 12,000 Options exercisable from 12 June 2002 until 12 June 2012 at an exercise price of US$1.12. No amount was paid for the grant. The total number of Options Mr Kilby holds following this notification is 128,346.

Notified by: PHILIP DAVIS, Company Secretary

Date: 12 June 2002

BOOKHAM technology

PRESS RELEASE
Embargoed until 12 June 2002 at 2pm

ANNUAL GENERAL MEETING 2002

Oxfordshire, UK – 12 June 2002: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of integrated optical components and subsystems for fiber optic communication networks, announces that at the Annual General Meeting of the company held earlier today, all of the resolutions were passed.

-ends

For further information, please contact:
Bookham Technology:
Sharon Ostaszewska
Tel: +44 (0)1235 837612

Financial Dynamics:
Sarah Marsland
Sarah Manners
Juliet Clarke
Tel: +44 (0) 207 831 3113

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. Using patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide technologies, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

The company, whose securities are traded on Nasdaq and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 850 people world-wide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this financial commentary and elsewhere in this report include certain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, uncertainties relating to demand for the group's products, demand for optical components generally and overall future growth in the market for optical components, uncertainties relating to the group's investment in, and reorganization of, its manufacturing capacity, production equipment and personnel and related impact on profitability, quarterly variations in financial results, manufacturing capacity yields and inventory, intellectual property issues, issues surrounding integration of the optical components business acquired from Marconi and other uncertainties that are discussed in the "Risk Factors" section of the group's annual report on Form 20-F for the fiscal year ended 31 December 2001, dated 21 May 2002, which is on file with the Securities and Exchange Commission. Forward-looking statements represent the group's estimates as of the date made, and should not be relied upon as representing the group's estimates as of any subsequent date. While the group may elect to update forward-looking statements in the future, it disclaims any obligation to do so.